Exhibit 99.1
Corporate Communications

CNH Industrial concludes agreement with IBM to evolve digital infrastructure for core business processes

This new multi-year agreement leverages on a company-wide digital enhancement, thanks to Artificial Intelligence and Cloud technology features, to achieve best in class efficiencies in all core business processes from Manufacturing to Supply Chain, Sales & Marketing, After Sales and Financial Services. It marks an evolution for CNH Industrial’s Information & Communication Technology (ICT) infrastructure to a flexible, hybrid and resilient digital platform that utilizes both Cloud and data center solutions.

London, July 26, 2018

Through its product portfolio, encompassing 12 brands, CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) continues to make headway in numerous technology fields presenting industry firsts. With this same spirit of innovation for its products, the Company has partnered with IBM to design a new multi-year agreement that will see CNH Industrial achieve its highest levels of efficiency and increase its competitiveness across all core business processes.

This extended IBM partnership will allow CNH Industrial to leverage on Blockchain network technology to review and optimize its global activities. It will increase the performance and flexibility of the Company’s ICT infrastructure and its ability to adapt to new business demands at higher volumes. Areas that will be directly enhanced include Supply Chain and the inventory management of the Company’s Parts & Service business, which will deliver ever great service to its customer base. By implementing advanced analytics capabilities associated with Artificial Intelligence and Machine Learning techniques, the Company will greatly improve its ability to enhance and innovate its Manufacturing, Quality, Sales, Customer Service and Finance Support processes, among which improved predictive maintenance in manufacturing and on-spot Quality Image product inspections.

This agreement marks a shift in the business to extensive Cloud implementation that leverages upon IBM’s Cloud Private Platform, while continuing to operate with IBM’s data centers and CNH Industrial’s on-premises IT infrastructure. As such, the IT platform’s readiness and support allows CNH Industrial greater flexibility, cost efficiencies, output resilience and consistency in conducting its operations to provide best in class customer service.

CNH Industrial N.V. 25 St. James’s Street London, SW1A 1HA United Kingdom

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

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Media contact:

Laura Overall

Corporate Communications Manager

CNH Industrial

Tel. +44 (0)2077 660 338

E-mail: mediarelations@cnhind.com

www.cnhindustrial.com